Exhibit No. 12
THE PROGRESSIVE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(millions)
(unaudited)

	Nine Months Ended
	September 30,
	2005	2004
Income before income taxes	$1,649.2	$1,833.1

Fixed Charges:
Interest and amortization on indebtedness	62.9	63.6
Portion of rents representative of the interest factor	9.3	6.6

Total fixed charges	72.2	70.2

Interest capitalized, net of amortized interest	(.4)	(3.1)

Total income available for fixed charges	$1,721.0	$1,900.2

Ratio of earnings to fixed charges	23.8	27.1